Mail Stop 3561

June 6, 2006

Mr. Kris J. Kelley
Executive Vice President and Chief Financial Officer
Playtex Products, Inc.
300 Nyala Farms Road
Westport, CT 06880

        Re: Playtex Products, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 14, 2006
                File No. 1-12620

Dear Mr. Kelley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

George Ohsiek
Branch Chief